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                                                                    Exhibit 21.1

The subsidiaries of Ziff Davis Media Inc. (the "Registrant") are as follows:

Ziff Davis Publishing Holdings Inc., incorporated in Delaware;
Ziff Davis Development Inc., incorporated in Delaware;
Ziff Davis Internet Inc., incorporated in Delaware;
Ziff Davis Publishing Inc., incorporated in Delaware; and eTESTING LABS Inc., incorporated in Delaware.